[FIRM NAME IN CHINESE CHARACTERS]
                          SIDLEY AUSTIN BROWN & WOOD

 BEIJING         39TH FLOOR, TWO INTERNATIONAL FINANCE CENTRE    LOS ANGELES
  ----                         8 FINANCE STREET                      ----
 BRUSSELS                      CENTRAL, HONG KONG                 NEW YORK
  ----                    TELEPHONE (852) 2509-7888                  ----
 CHICAGO                   FACSIMILE (852) 2509-3110            SAN FRANCISCO
  ----                          www.sidley.com                       ----
 DALLAS                                                            SHANGHAI
  ----                           FOUNDED 1866                        ----
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HONG KONG                                                           TOKYO
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 LONDON                                                        WASHINGTON, D.C.


WRITER'S DIRECT NUMBER                                  WRITER'S E-MAIL ADDRESS
   852 2901 3886                                           msheridan@sidley.com


VIA EDGAR                                               September 7, 2005
---------

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention: Mr. Larry Spirgel, Assistant Director

     Re:  PT Indosat Tbk.
          Form 20-F for Fiscal Year Ended December 31, 2004, Filed June 29, 2005 File No. 1-13330

Ladies and Gentlemen:

     This is to confirm our conversation on Tuesday morning your time concerning your letter dated August 23 2005 to PT Indosat Tbk ("Indosat"). We are representing Indosat in connection with this matter, and on behalf of Indosat confirm receipt of your letter. It appears that the letter was sent by mail and accordingly Indosat did not receive it until Tuesday, September 5, 2005. Indosat is considering the staff's comments and, at this stage, expects to respond within 10 business days.


                                       Sincerely,



                                           /s/ Matthew Sheridan
                                       -------------------------------
                                       Matthew Sheridan
                                       Partner